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                           July 7, 2022

       Annie Pratt
       President
       Atlis Motor Vehicles Inc
       1828 N Higley Rd. #116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Post Qualification
Amendment to Form 1-A
                                                            Filed June 29, 2022
                                                            File No. 024-11714

       Dear Ms. Pratt:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              James Brown